PG BOOLE, LLC

**FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES**

AS OF DECEMBER 31, 2025

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67132

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **PG Boole, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

18 North Main Street

(No. and Street)

Sherborn	**MA**	**01770**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Phil Boole	617-763-3541	phil@pgboole.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, P.A.

(Name – if individual, state last, first, and middle name)

100 E. Sybelia Ave., Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

July 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Philip Boole_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __PG Boole, LLC_____, as of __12/31_____, 2 _025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Philip G Boole_

Title: _MANAGING DIRECTOR_

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of PG Boole, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PG Boole, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of PG Boole, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of PG Boole, LLC management. Our responsibility is to express an opinion on PG Boole, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PG Boole, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of PG Boole, LLC's financial statements. The supplemental information is the responsibility of PG Boole, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as PG Boole, LLC's auditor since 2017.

Maitland, Florida

March 13, 2026

ASSETS

Current Assets:		
Cash	$	17,144
Prepaid Expenses		1,868
Fixed Asset, net		1,409
Total Assets	$	20,421

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:		
Accounts Payable	$	4,789
Accrued Expenses		2,750
Total Current Liabilities		7,539
Member's Equity:		12,882
Total Liabilities and Member's Equity	$	20,421

The accompanying footnotes are an integral part of these financial statements.

Revenues:

Advisory fees	$	24,000
Client Reimbursement		2,470
Interest		9
Total Revenues	$	26,479

Operating Expenses:

Professional fees	20,510
Occupancy	7,080
General and administrative	7,843
Regulatory fees	1,196
Depreciation	24
Total Operating Expenses	36,653

Net Income (Loss)	$	(10,174)

The accompanying footnotes are an integral part of these financial statements.

PG BOOLE, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

Member's Equity beginning of year, Janauary 01, 2025	$ 11,909
Member Contributions	11,147
Member Distributions	-
Net income (Loss)	(10,174)
Member's Equity end of year, December 31, 2025	$ 12,882

The accompanying footnotes are an integral part of these financial statements.

Cash Flows from Operating Activities:

Net Income (Loss)	$ (10,174)
Add back: Depreciation Expense	24
Net Changes in Operating Assets and Liabilities:	
Decrease in Prepaid Expenses	(514)
Decrease in Accounts Receivable	-
Decrease in Accounts Payable	1,362
Increase in Accrued Expenses	250
Net Cash Used in Operating Activities	(9,052)

Cash Flows from Investing Activities:

Purchases of Fixed Assets	(1,433)
Net Cash Used in Investing Activities	(1,433)

Cash Flows from Financing Activities:

Member Contributions	11,147
Member Distributions	-
Net Cash provided by Financing Activities	11,147
Net Increase in Cash	662
Cash, beginning of year	16,482
Cash, end of year	17,144

Supplemental Disclosure:

Cash paid for interest	-
Cash paid for taxes	$ -

The accompanying footnotes are an integral part of these financial statements.

Note 1 – Nature of Business:

PG Boole, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company markets private placements, consisting primarily of limited liability partnerships, to institutional investors throughout the United States and Canada. The Company is organized in Massachusetts as a limited liability company (LLC). The Company is engaged in a single line of business as a securities broker- dealer, which is comprised of several classes of services, including private placement of securities and merger and acquisition advice.

Note 2 - Summary of Significant Accounting Policies:

Segment Reporting

On January 1, 2024, the Company adopted ASU 2023-07 (Topic 280)-Segment Reporting. Improved disclosure regarding reportable segments, the Company's Chief Operating Decision Maker is the Member, collectively referred to as management. Due to the similarities and related nature of the broker-dealer's products, management aggregates and evaluates the broker-dealer's private placement of securities, as a single reporting segment, under the umbrella of financial products. The metrics used by management to assess the performance of the Company's operating divisions include revenue, net income, and cash flows from operations. The key metrics are utilized to guide decision making regarding risk assessment, cost management, and forecasting future results. The Company's operating divisions have historically had similar economic characteristics and are expected to improve their economic characteristics and long-term financial performance in future periods.

Basis of Accounting:

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP) under the accrual basis of accounting. The accrual basis of accounting records revenue in the period it is earned rather than when received, and records expenses in the period in which it is incurred rather than paid.

Equipment:

Equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful life of the equipment, which is 5 years.

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities

Note 2 - Summary of Significant Accounting Policies: Continued

Use of Estimates:

and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Accounts Receivable:

Accounts receivable are comprised of receivables for private placements, retainers, and expense reimbursements. The Company evaluates collectability of its accounts receivables and determines if an allowance for uncollectible accounts is necessary based on the historical payment information or known customer financial concerns. At December 31, 2025, the Company had no accounts receivable balance. The firm did not deem an allowance for uncollectible accounts to be necessary.

Revenue Recognition:

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied over a point in time or over time; how to allocate transaction prices when multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints or variable consideration should be applied due to uncertain future events.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2025, there were no contract liabilities resulting from retainers and other fees.

Note 2 - Summary of Significant Accounting Policies: Continued

Cash Equivalents:

For the purposes of the Statements of Financial Conditions and the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of 3 months or less to be cash equivalents.

Concentration of Credit Risk:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and account receivable. The Company maintains cash balances in bank checking accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

Credit Losses:

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company did not have any accounts receivable at December 31, 2025.

Note 3 – Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15- to-1. At December 31, 2025, the Company had net capital pursuant to Rule 15c3-1 of $9,605 which was $4,605 in excess of its required net capital of $5,000. The Company's ratio of aggregated indebtedness to net capital was .78 to 1.

Note 4 – Income Taxes:

The Company is a single member limited liability company taxed as an individual, in which all elements of income and deduction are included in the tax return of the sole member of the Company. Therefore, no income tax provision is recorded by the Company. The Company has no material uncertain tax provisions to be accounted for in the financial statements.

Note 5 – Commitment and Contingencies:

There are no commitments and contingencies at year- end December 31, 2025.

Note 6 – Fixed Assets:

The Company purchased a laptop in December of 2025 at cost for $1,433, which it will be depreciated over its useful life of five years. The Company had recorded depreciation expense of $24 for the year ended December 31, 2025.

Fixed Assets

Equipment, at cost	$ 1,433
Accumulated depreciation	(24)
Fixed Assets, net as of December 31, 2025	$ 1,409

Note 7 – Lease commitments:

The Company leases space on a month-to-month basis at a monthly cost of $590. In February 2016 the FASB issued ASU 2016-02, Leases-(Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its office lease and instead has elected to recognize the lease payments as lease cost on a straight-line basis over the lease term. The lease cost is $7,080 relating to the office lease for the year ended December 31, 2025.

Note 8 – Concentration of Credit Risk:

During the year ended December 31, 2025, the Company recorded a net loss of $10,174.
This coupled with the low volume of customers and inconsistent revenue could have a financial impact to the Company's operations.

Note 9-Company Conditions

The Company has a net loss of $10,174 presented in the Statement of Operations for the year ended December 31, 2025. The firm has received $11,147 in capital contributions from its member for net capital compliance purposes. The member has represented that he intends to continue making capital contributions, as needed, to ensure the Company's continuing operations. The member has the means to continue contributing as required.

Note 10 – Subsequent Events:

In preparing these financial statements, the Company has evaluated events and transactions for the potential recognition or disclosure through March 13, 2026, the date the financial statements were available to be issued, and determined there were no events requiring recognition or disclosure.

<u>Computation of Net Capital:</u>

Total Member's Equity	$	12,882
Less: Nonallowable Assets		
Prepaid Expenses		1,868
Fixed Assets, net		1,409
Net Capital		9,605

<u>Computation of Excess Net Capital:</u>

Net Capital as Calculated Above	9,605
Net Capital Requirement (the greater of 6 & 2/3 % of aggregate indebtedness or $5,000)	(5,000)
Excess Net Capital	4,605

<u>Computation of Aggregate Indebtedness to Net Capital:</u>

Aggregate Indebtedness	7,539
Net Capital as Calculated Above	9,605
Ratio of Aggregate Indebtedness to Net Capital	.78 to 1

 There are no material differences between the preceding computation and the Company's corresponding unaudited PartIIA of form X-17A-5 as of December 31, 2025.

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3
AT DECEMBER 31, 2025

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.

PG BOOLE, LLC

Schedule III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
SEC RULE 15C3-3
AT DECEMBER 31, 2025

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not
maintain possession or control of any customer funds or securities as of December 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of PG Boole, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) PG Boole, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement activities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4("Rule 15c2-4"); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

PG Boole, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PG Boole, LLC's compliance with the provisions of Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Maitland, Florida

March 13, 2026

PG BOOLE, LLC

Exemption Report
December 31, 2025

PG Boole, LLC ("Firm"), is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a.5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1. The Firm is not claiming an exemption from §240.15c3-3 under paragraph (k). The Firm is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073.

2. The Firm is engaged in the private placement activities.

3. As a Non-Covered Firm that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Firm affirms that it (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted incompliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent fiscal year without exception.

I, Philip Boole, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____   Date: March 10 , 2026

Philip Boole
Principal